Exhibit 99.1

Cheer Holding Receives Nasdaq Delisting Notice Subject to Hearing Request

BEIJING, Nov. 21, 2025 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced that on November 18, 2025, it received a notice (the “Notice”) from The NASDAQ Stock Market LLC (“Nasdaq”) notifying that the Company is not in compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”), as the Company’s Class A ordinary shares had a closing bid price of $0.10 or less for the last ten consecutive trading days. The Notice indicated that, as a result, Nasdaq staff determined to delist the Company’s securities from The Nasdaq Capital Market (the “Delisting Determination”).

The letter also indicated that the bid price of the Company’s Class A ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and as a result, the Company is not in compliance with Listing Rule 5550(a)(2) (the “Rule”). Normally, a company is provided 180 calendar days to regain compliance with the Rule in accordance with Listing Rule 5810(c)(3)(A). However, Nasdaq determined that the Company’s securities also had a closing bid price of $0.10 or less for ten consecutive trading days. Accordingly, the Company became subject to the provisions contemplated under the Low Priced Stocks Rule and Nasdaq had determined to delist the Company’s securities from The Nasdaq Capital Market. The Company was provided until November 26, 2025 to request an appeal of the Delisting Determination to the Hearings Panel (the “Panel”). If the Company fails to request an appeal by November 26, 2025, trading of the Company’s securities will be suspended at the opening of business on December 1, 2025, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company intends to request such hearing to appeal the Delisting Determination before November 26, 2025, which will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

The Company is considering all potential options available to it to regain compliance with the aforementioned rules, including implementing a share consolidation previously approved by its shareholders on May 12, 2025 at its 2025 Annual General Meeting.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive digital eco-system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as CHEERS Telepathy, CHEERS Video, CHEERS e-Mall, CHEERS Open Data, CheerReal, CheerCar, CheerChat, Polaris Intelligent Cloud, AI-animated short drama series, short video matrix, variety show series, Livestreaming, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s digital ecosystem, the Company is committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, that the Company will be granted its request for continued listing or be able to continue to have its Class A ordinary shares listed on The Nasdaq Stock Market. The Company is subject to a number of risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 10, 2025. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)